GAMEPLAN, INC.

3701 FAIRVIEW ROAD

RENO, NEVADA  89511

January 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn:  Tia Jenkins

100 F Street N.E.

Washington DC 20549

Re:

Gameplan, Inc., a Nevada corporation (the “Company”)

Form 10-K-A1 for Fiscal Year Ended December 31, 2008

Forms 10-Q-A1 for the Quarterly Periods ended March 31, 2009; June 30, 2009; and

September 30, 2009

File No. 000-27435

Dear Ms. Jenkins:

In response to your letter of December 23, 2009, we have provided our response to your comments as detailed below.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.  We note the telephone number listed in this report (i.e. 775-815-4758) and on each of your Exchange Act reports referenced below is not the correct telephone number of Game Plan, Inc.  Please provide us with a working telephone number and confirm in future filings, including any amendments to this filing and the filings below, that you will provide a working telephone number of the cover page of your report.

Each of the above-referenced filings contains the Company’s correct telephone number.  The cover pages of the Company’s future filings will contain a working telephone number.

Item 9a(T). Controls and Procedures, page 28

2.  We note your response to our prior comment one.  Your response refers to your conclusions on the internal control over financial reporting and did not address your conclusions on controls on disclosure controls and procedures as required by Item 307 of Regulation S-K.  Please note that in an annual report, in addition to management’s report on internal control over financial reporting as required by Item 308(T) of Regulation S-K (which you have included), you also need to provide an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-K as requird by Item 307 of Regulation S-K.  Please revise.  In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusions on the effectiveness of your disclosure controls and procedures.

The above-referenced Form 10-K-A1 contains both: (i) management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures as required by Item 307 of Regulation S-K; and (ii) management’s conclusions as to the effect that the issues raised in your letter have on its effectiveness conclusions.  As stated in the Form 10-K-A1, management does not believe that these comments change its effectiveness conclusions, because the Company’s initial Form 10-K for the calendar year ended December 31, 2008, which was filed with the Commission on March 30, 2009, states that “our principal executive officer who is also our principal financial officer has determined that our disclosure controls and procedures are effective at [providing reasonable assurance of achieving their objectives].”  Management believes that this language does in fact comply with the requirements of Item 307 of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009 and

Form 10-Q for the Quarter Ended September 30, 2009

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3. Similar to our comment above, we note your response to our prior comment two refers to your conclusion on the internal control over financial reporting and did not address your conclusions on controls on disclosure controls and procedures as required by Item 307 of Regulation S-K.  We note you voluntarily provided management’s report on internal control over financial reporting.  However you need to provide and evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K.  Please revise.  In addition, as management did not initially provide such disclosure, tell us how you considered this information from your conclusion on the effectiveness of your disclosure controls and procedures.

Each of the above-referenced Forms 10-Q-A1 contains both: (i) management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures as of the end of the period in question, as required by Item 307 of Regulation S-K; and (ii) management’s conclusions as to the effect that the issues raised in your letter have on its effectiveness conclusions.  As stated in each of these Forms 10-Q-A1, management does not believe that these comments change its effectiveness conclusions, because each of the Company’s initial Forms 10-Q for the quarterly periods ended March 31, 2009; June 30, 2009; and September 30, 2009 (which were filed with the Commission on May 14, 2009; August 14, 2009; and November 16, 2009, respectively), states that “our principal executive officer who is also our principal financial officer has determined that our disclosure controls and procedures are effective at [providing reasonable assurance of achieving their objectives].”  Management believes that this language does in fact comply with the requirements of Item 307 of Regulation S-K.

Please advise whether there will be any further comments on these filings.

Thank you very much.

GAMEPLAN, INC.

By /s/ Robert G. Berry

Robert G. Berry, Chief Executive Officer